Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company HEXO Corp. (the “Company”) 490 Boul. St-Joseph, Suite 204 Gatineau, Quebec J8Y 3Y7

2.	Date of Material Change

August 29, 2018

3.

News Release

A news release dated August 29, 2018 was disseminated through the facilities of Globe Newswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change The Company announced on August 29, 2018 that it changed its corporate name from “The Hydropothecary Corporation” to “HEXO Corp.”

5.

Full Description of Material Change

The Company announced on August 29, 2018 that it changed its corporate name from “The Hydropothecary Corporation” to “HEXO Corp.”

At a special meeting of shareholders of the Company held on August 28, 2018 (the “Special Meeting”), shareholders representing 99% of votes cast approved an amendment to the Company’s articles to effect the name change.

The Company’s common shares and common share purchase warrants having an expiry date of January 30, 2020 commenced trading on the Toronto Stock Exchange under the new name “HEXO Corp.” on September 5, 2018. The common shares and common share purchase warrants continue to trade on the Toronto Stock Exchange under the trading symbols HEXO and HEXO.WT, respectively.

6.	Reliance on Section 7.1(2) of National Instrument 51-102 Not Applicable.

7.	Omitted Information Not Applicable.

8.

Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Ed Chaplin, Chief Financial Officer

1-866-438-THCX (8429)

invest@THCX.com

9.	Date of Report September 5, 2018